Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE ORDINARY GENERAL MEETING
HELD ON APRIL 26, 2010

VENUE AND TIME:  Praça Alfredo Egydio de Souza Aranha 100, Torre Olavo Setubal – 9th  floor, in the city and state of São Paulo, at 3:20 p.m.

PRESIDING OFFICIALS:  Roberto Egydio Setubal - President and Carlos Roberto Zanelato - Secretary

QUORUM:  stockholders representing more than two thirds of the voting stock.

CONVENING NOTICE: published in the newspapers “Valor Econômico”, April 9 (page C1), 12 (page C3) and April 13, 2010 (page C1) editions, and the “Diário Oficial do Estado de São Paulo”, April 9 (page 43), 10 (page 35) and April 13, 2010 (page 34) editions;

NOTIFICATION TO THE STOCKHOLDERS:  pursuant to Article 133 of Law 6,404/76, Paragraph 5, the publication of the notification to stockholders is waived.

RESOLUTIONS ADOPTED BY THE FLOOR:

1. Following the receipt of the management report, the opinions of the Fiscal Council and the Independent Auditors and the summaries of the reports of the Audit Committee, the stockholders approved the Financial Statements for the fiscal year ending December 31, 2009 and the waiving of its reading, expressly ratifying the values paid to the members of management pursuant to the content of the said statements. The aforesaid documents were published on March 12, 2010 in the newspapers “Diário Oficial do Estado de São Paulo” (pages 5 to 29) and “Valor Econômico” (pages E3 to E15). Analogous documents with respect to the semester ending June 30, 2009, were published on August 24, 2009 in the newspaper, “Valor Econômico” (pages E3 to E12).

2. Ratified the allocation of the net income for the fiscal year as recorded in the financial statements for December 31, 2009 for the amount of R$7,706,906,786.53 (seven billion, seven hundred and six million, nine hundred and six thousand, seven hundred and eighty six reais, fifty-three centavos) which in addition to R$1,642,069,000.00 (one billion, six hundred and forty-two million and sixty-nine thousand reais), with respect to the realization of realizable profit reserves constituted on December 31, 2008,   as follows: (a) R$385,345,339.33 (three hundred and eighty-five million, three hundred and forty-five thousand, three hundred and thirty-nine reais and thirty-three centavos) to the Legal Reserve; (b) R$4,986,193,632.73 (four billion, nine hundred and eight-six million, one hundred and ninety-three thousand, six hundred and thirty-two reais and seventy-three centavos) to statutory reserves, being R$1,325,360,862.84 (one billion, three hundred and twenty-five million, three hundred and sixty thousand, eight  hundred and sixty-two reais and eighty-four centavos) to the Reserve for Dividends Equalization, R$1,464,333,107.76 (one billion, four hundred and sixty-four million, three hundred and thirty-three thousand, one hundred and seven reais and seventy-six centavos) to the Reserve for Working Capital Increase and R$2,196,499,662.13 (two billion, one hundred and ninety-six million, four hundred and ninety-nine thousand, six hundred and sixty-two reais and thirteen centavos) to the Reserve for Increase in Capital of Investees; and (c) R$3,977,436,814.47 (three billion, nine hundred and seventy-seven million, four hundred and thirty-six thousand, eight hundred and fourteen reais and forty-seven centavos) to the payment of dividends and interest on capital, to be offset against the mandatory dividend, as permitted pursuant to Article 9 of Law 9.249/95. The resolutions of the Board of Directors

MINUTES OF THE ORDINARY GENERAL MEETING OF APRIL 26 2010, AT 3:20 PM, OF ITAÚ UNIBANCO HOLDING S.A.	Page 2

relative to the anticipated payout to stockholders of dividends and interest on capital, to be offset against the mandatory dividend for 2009, were ratified.
3. Approved that the Board of Directors be made up of 13 (thirteen) members, for a term of office with a duration until the investiture of the members elected at the Ordinary General Meeting to be held in 2011, being reelected: (i) ALCIDES LOPES TÁPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled in the city and state of São Paulo, at Av. Paulista, 37, 10th floor; (ii) ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 11.759.083-6, enrolled in the Brazilian tax register (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo, at Av. Sansão Alves dos Santos, 102 – 5th floor; (iii) ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaúsa; (iv) CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo, at Avenida Brigadeiro Faria Lima, 3.400 – 4th floor; (v) FERNANDO ROBERTO MOREIRA SALLES, Brazilian, married, industrialist, bearer of Brazilian identity card RG-SECC/RJ number 2.066.712-7, enrolled in the Brazilian tax register (CPF) under number 002.938.068-53, domiciled in the city and state of São Paulo, at Avenida Eusébio Matoso, 891, 22º floor; (vi) FRANCISCO EDUARDO DE ALMEIDA PINTO, Brazilian, divorced, economist, bearer of Brazilian identity card RG-IFP/RJ number 04.061.799-5, enrolled in the Brazilian tax register (CPF) under number 664.266.777-87, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 22º floor; (vii) GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, PhD in Economy, Brazilian identity card RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo, at Rua Estados Unidos, 498; (viii) HENRI PENCHAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor; (ix) ISRAEL VAINBOIM, Brazilian, divorced, engineer, bearer of Brazilian identity card RG-SSP/SP number 14.189.351, enrolled in the Brazilian tax register (CPF) under number 090.997.197-87, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 22º floor; (x) PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Brazilian identity card RG-IFP/RJ 3.733.122, enrolled in the Brazilian tax register (CPF) under number CPF 548.346.867-87, domiciled in England, at Evelyn Gardens, 32, Flat 5, London, UK, SW7 3BJ; (xi) PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Brazilian identity card RG-SSP/SP number 19.979.952, enrolled in the Brazilian tax register (CPF) under number 551.222.567-72; (xii) RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 15.111.115-7, enrolled in the Brazilian tax register (CPF) under number 252.398.288-90; and (xiii) ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, all of the latter domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaúsa.

4. Registered the submission of documents substantiating compliance with the preliminary conditions of eligibility pursuant to articles 146 and 147 of Law 6.404/76 in accordance with the prevailing regulations, especially those in Resolution 3.041/02 of the National Monetary Council (“CMN”) and in Article 3 of CVM Instruction 367/02 of the Brazilian Securities and Exchange Commission.

5. With the caveat that the investiture of the reelected members shall be formalized as soon as this election is ratified by the Central Bank of Brazil (“BACEN”).

MINUTES OF THE ORDINARY GENERAL MEETING OF APRIL 26 2010, AT 3:20 PM, OF ITAÚ UNIBANCO HOLDING S.A.	Page 3

6. Approved the election of the following members to make up the Company’s Fiscal Council, with a term of office until the Ordinary General Meeting to be held in 2011: (i) at the indication of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in the position of holder of preferred shares: as effective member ARTEMIO BERTHOLINI, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/SP number 3.638.656-X, enrolled in the Brazilian tax register (CPF) under number 095.365.318-87, domiciled in the city and state of São Paulo, at Rua Vergueiro, 2.016 – 9th floor, with his respective alternate, OSVALDO ROBERTO NIETO, Brazilian, married, accountant, bearer of Brazilian identity card RG/SE/DPMAF/D number W676628-S, enrolled in the Brazilian tax register (CPF) under number 703.427.418-53, domiciled in the city and state of São Paulo, at Rua Marechal Hastimphilo de Moura, 338 – bloco B, apto. 14C; and (ii) by indication of IUPAR – Itaú Unibanco Participações S.A., in the position of controlling stockholder: as effective members, IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of Brazilian identity card RG/CORECON–1ª Região number 4587, enrolled in the Brazilian tax register (CPF) under number 035.001.957-68, domiciled in the city and state of São Paulo, at Av. Prof. Luciano Gualberto, 908 – FEA-3 – Cidade Universitária and ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of Brazilian identity card RG/CORECON 1ª  Região number 2808-8, enrolled in the Brazilian tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro, at Av. Rio Branco, 45 – sala 1914 and, as their respective alternates, JOSÉ MARCOS KONDER COMPARATO, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 1.446.416, enrolled in the Brazil tax register (CPF) under number 005.902.588-34, domiciled in the city and state of São Paulo at Rua dos Caetés, 619 – 2nd floor  e JOÃO COSTA, Brazilian, married, economist, bearer of Brazilian identity card RG-SSP/SP number 4.673.519, enrolled in the Brazilian tax register (CPF) under number 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr.Abílio Martins de Castro, 75.

7. Registered the submission of the documents substantiating compliance with the preliminary conditions for eligibility pursuant to Article 162 of Law 6.404/76.

8. Established:  (i) the annual and aggregate amounts as compensation for the Board of Directors and the Executive Board, also to include the advantages or benefits of any nature that may eventually be granted, readjusted pursuant to the Company’s compensation policy, and that the said amounts shall be attributed to their respective members in the manner to be decided by the Board of Directors: up to R$ 10,000,000.00 (ten million reais) to the Board of Directors and up to R$ 105,000,000.00 (one hundred and five million reais) to the Executive Board, the compensation of the members of management also being paid by controlled companies; (ii) the individual monthly compensation of the effective Fiscal Councilors and their alternates at R$ 12.000,00 (twelve thousand reais) and R$ 5,000.00 (five thousand reais), respectively.

9. Approved publication of the minutes of the Meeting omitting the names of the stockholders present, pursuant to Paragraph 2, Article 130 of Law 6.404/76.

QUORUM FOR RESOLUTIONS: all resolutions were adopted on a majority vote.

FILED DOCUMENT: Balance Sheet and other Financial Statements; Management Report and Opinions of the Independent Auditors and the Audit Committee. The Stockholder Statement and Voting Declarations also filed at the Company’s registered offices and authenticated by the Presiding Officials.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, April 26 2010. (signed) Roberto Egydio Setubal, President; Carlos Roberto Zanelato, Secretary.

MINUTES OF THE ORDINARY GENERAL MEETING OF APRIL 26 2010, AT 3:20 PM, OF ITAÚ UNIBANCO HOLDING S.A.	Page 4

ALFREDO EGYDIO SETUBAL
Investor Relations Officer